United States securities and exchange commission logo





                              June 26, 2024

       T. Riggs Eckelberry
       Chief Executive Officer
       OriginClear, Inc.
       13575 58th Street North, Suite 200
       Clearwater, FL 33760

                                                        Re: OriginClear, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on June 13,
2024
                                                            File No. 024-12439

       Dear T. Riggs Eckelberry:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 7, 2024 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Selling Shareholders, page 59

   1.                                                   We note your response
to prior comment 1. However, we note your disclosure
                                                        here appears to state
that the Resale Shares will be part of the Primary Units, and that one
                                                        Resale Share will be
sold for every 36 Primary Units sold. Please revise to ensure the disclosure is
consistent with disclosure elsewhere in the prospectus.
 T. Riggs Eckelberry
FirstName  LastNameT. Riggs Eckelberry
OriginClear, Inc.
Comapany
June       NameOriginClear, Inc.
     26, 2024
June 26,
Page 2 2024 Page 2
FirstName LastName
       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      J. Martin Tate